Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Xia Qinglong (“Mr. Xia”) has been appointed as an Executive Director of the Company with effect from 3 August 2021.

Xia Qinglong

Born in 1964, Mr. Xia is a professor-level senior engineer. He graduated from Geophysical Exploration Department of Chengdu Institute of Geology with a bachelor’s degree in engineering. He graduated from Institute of Geology and Geophysics, Chinese Academy of Sciences with a PhD degree of science in solid earth geophysics. From August 1986 to November 2005, Mr. Xia successively served different positions at Bohai Oil Research Institute and CNOOC (China) Limited Tianjin Branch. He served as Chief Geologist, Deputy General Manager and Executive Deputy General Manager of CNOOC (China) Limited Tianjin Branch from November 2005 to May 2016, Deputy Director and Executive Deputy Director of CNOOC Bohai Petroleum Administrative Bureau from April 2013 to May 2016, and successively served as Chief Executive Officer and President of China BlueChemical Ltd. (“China BlueChem”), a company listed on the Stock Exchange of Hong Kong Limited, from June 2016 to March 2018. He was also the Executive Director of China BlueChem from July 2016 to December 2019. From March 2018 to December 2019, he served as the Chairman of the Board of China BlueChem. He serves as Chairman of the Board of CNOOC International Limited since December 2019. He served as an Executive Vice President of the Company from March 2020 to May 2021. Mr. Xia was appointed as the President of the Company with effect from 21 May 2021.

The Company and Mr. Xia entered into a service agreement on 3 August 2021. Mr. Xia is eligible for re-election in the next following annual general meeting of the Company. If re-elected, the Company and Mr. Xia will enter into a new service agreement for a period of 36 months which may be renewed as determined by the Board or as approved by the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Xia is subject to the provisions of his service agreement and the retirement provisions in the Articles of Association of the Company. Pursuant to the service agreement between the Company and Mr. Xia, the Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emolument and make recommendation to the Board for adjustments if necessary.

As at the date of this announcement and save as disclosed above, Mr. Xia has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Xia does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Mr. Xia its sincere congratulations on his appointment as an Executive Director of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 3 August 2021

As at the date of this announcement, the Board comprises:	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen

Executive Directors Xu Keqiang Xia Qinglong	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong